October 8, 2009

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 4561

Attention:                Maryse Mills-Apenteng, Special Counsel

Re:	Lantronix, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed September 29, 2009
File No. 001-16027

Ladies and Gentlemen:

We (“Lantronix” or the “Company”) submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated October 2, 2009 relating to the Preliminary Proxy Statement on Schedule 14A filed with the Commission on September 29, 2009 (the “Preliminary Proxy Statement on Schedule 14A”) (File No. 001-16027).

For the convenience of the Staff, we are providing by overnight delivery copies of this letter and marked copies of the revised Preliminary Proxy Statement on Schedule 14A.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with our response.  Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Preliminary Proxy Statement on Schedule 14A.

Proposal Number 2:  Authorization of the Board to Implement a Reverse Stock Split, page 11

1.
We note that because you do not intend to reduce the number of authorized shares, the reverse split will have the effect of increasing the number of authorized and unissued shares.  In this regard, please include a table identifying, before and after the reverse split (based on, at minimum, the lowest and highest proposed ratios): the number of shares issued and outstanding, the number of shares authorized and reversed, and the number shares authorized and unreserved.

Response:

Please see page 12 of Preliminary Proxy Statement on Schedule 14A for the revised disclosure.

Securities and Exchange Commission
October 8, 2009

2.
Please tell us whether you presently have any plans, proposals or arrangements to issue for any purpose, including future acquisitions and/or financings, any of the authorized shares of common stock that would become newly available following the reverse stock split.  If you currently have no such plans, proposals, or arrangements, please disclose this in your filing.

Response:

The Company has no current plans, proposals or arrangements to issue additional capital stock for any purposes, including acquisitions or financings.  Please see page 12 of the Preliminary Proxy Statement on Schedule 14A for the revised disclosure.

Conclusion

Lantronix hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
October 8, 2009

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

Please direct your questions or comments to Kelly Bolen of Wilson Sonsini Goodrich & Rosati, P.C. (650-849-3319) or John Turner of Wilson Sonsini Goodrich & Rosati, P.C. (650-565-3599).  In addition, we would request that you provide a facsimile of any additional comments you may have to Ms. Bolen and Mr. Turner at 650-493-6811.  Thank you for your assistance.

Sincerely,

/s/ Reagan Y. Sakai

Reagan Y. Sakai
Chief Financial Officer

cc:           Ronald Irick
John B. Turner